EXHIBIT 99.6

CREAM MINERALS LTD.
Suite 1400 – 570 Granville Street
Vancouver, B.C.  V6C 3P1
www.creamminerals.com

December 21, 2012	TSX Venture Exchange Symbol: CMA
U.S. 20-F Registration: 000-29870
OTC BB: CRMXF
Frankfurt Stock Exchange: DFL

Cream Minerals Re-Prices and Extends Warrants

Vancouver, BC – December 21, 2012 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces further to its news release of December 7, 2012 that holders of a total of 24,114,000 common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”) have been amended to reduce the exercise price to $0.10 and to extend the exercise period of the Warrants to December 20, 2013, provided that such exercise period will be reduced to 30 days in the event that for any ten consecutive trading days during the unexpired period the closing price of the Company’s shares on the Exchange exceeds $0.125.

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622   Fax: (604) 687-4212   Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.